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                                                                     EXHIBIT 4.5


[GrantDate]



[OptioneeName]
[Address1]
[Address2]

Dear [FirstName]:

     On behalf of Tanisys Technology, Inc. (the "Company"), I am pleased to announce that the Board of Directors, operating under the Company's 1997 Non-Employee Director Plan, as amended (the "Plan"), has awarded you (the "Director") a non-qualified stock option to purchase [Shares] shares of common stock of the Company (the "Shares"). The option to acquire the Shares is awarded and granted upon the following terms and conditions as well as those terms, conditions, and limitations as set forth in the Plan, which is attached hereto and incorporated herein for all purposes:

     1.   The exercise price for each share of common stock is $[Price].

     2. For so long as you are a Director of the Company, the right to exercise such options shall vest as follows:

          (a)  33-1/3% after one year from the date hereof;

          (b)  33-1/3% after two years from the date hereof; and

          (c)  33-1/3% after three years from the date hereof.

     3. Subject to Paragraph 5 herein, the options which have vested in accordance with the schedule set forth in Paragraph 2 above may be exercised at any time on or before [Date] (the "Expiration Date"). No partial exercise of such option may be for less than 100 full shares. In no event shall the Company be required to transfer fractional shares to the Director.

     4. The option granted under this Agreement shall be exercisable from time to time, as provided above, by the payment in cash to the Company of the purchase price of the shares which the Director elects to purchase. The Company shall not be required to transfer or deliver any certificate or certificates for shares of the Company's common shares purchased upon exercise of the option granted under this Agreement until all then applicable requirements of law have been met.

     5. Subject to limitations imposed pursuant to Section 8 of the Plan, the option and all rights granted by this Agreement, to the extent those rights have not been exercised, will
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terminate and become null and void on the Expiration Date. If the Director dies, the person or persons to whom his/her vested rights under the option shall pass, whether by will or by the applicable laws of descent and distribution, may exercise such vested option to the extent the Director was entitled to exercise the option on the date of death, at any time within a period of one year after his/her death, but not after the Expiration Date.

     Notwithstanding the above, the Director's rights to the nonvested and vested options, which have not been exercised, and all rights granted by this Agreement shall in all events terminate and become null and if the Director is employed either as an employee or consultant by any company, joint venture, partnership or individual which the Board of Directors determines, in its sole discretion, is in competition with the Company.

     6. During the lifetime of the Director, the option and all rights granted in this Agreement shall be exercisable only by the Director, and except as Paragraph 5 otherwise provides, the option and all rights granted under this contract shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of such option or of such rights contrary to the provisions in this Agreement, or upon the levy of any attachment or similar process upon such option or such rights, such option and such rights shall immediately become null and void.

     7. In the event of any change in the common shares of the Company subject to the option granted hereunder, through merger, consolidation, reorganization, recapitalization, stock split, stock dividend or other change in the corporate structure, without consideration, appropriate adjustment shall be made by the Company in the number of shares subject to such option and the price per share. Upon the dissolution or liquidation of the Company, this Agreement shall terminate and become null and void.

     8. Neither the Director nor his/her executor, administrator, heirs or legatees shall be or have any rights or privileges of a shareholder of the Company in respect of the shares transferable upon exercise of the option granted under this Agreement, unless and until certificates representing such shares shall have been endorsed, transferred and delivered and the transferee has caused his/her name to be entered as the shareholder of record on the books of the Company. Nothing contained in the Plan or this Agreement shall confer upon the Director any right to continue as a Director of the Company or any of its subsidiaries.

     9. Notwithstanding anything to the contrary herein, the option granted under this Agreement shall not be exercisable and the Company shall not be required to issue any shares hereunder unless (a) a registration statement under the Securities Act of 1933, as amended, and any applicable state securities or "blue sky" laws is in effect with respect to the Shares or (b) unless in the opinion of counsel for the Company such registration is not then required.

     10. The Company does not attempt to advise you on any consequences arising from your acquisition of the Shares through the exercise of the option and advises you to consult with your tax advisor.
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     11.  The terms and conditions of the Plan, unless expressly supplemented by this Agreement, shall continue unchanged and in full force and effect. To the extent that any terms or provisions of this Agreement are or may be deemed expressly inconsistent with any terms or conditions of the Plan, the terms of this Agreement shall control.

     12. The Director hereby agrees to take whatever additional actions and execute whatever additional documents the Company may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Director pursuant to the express provisions of this Agreement.

     13. The rights of the Director are subject to modification and termination in certain events as provided in this Agreement and the Plan.

     14. This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of Wyoming applicable to contracts made and to be wholly performed therein.

     15. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     16. This Agreement and the Plan constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all previously written or oral negotiations, commitments, representations and agreements with respect thereto.

     If the foregoing represents your understanding of the terms and conditions upon which your options have been granted, please execute in the space provided below, returning an executed copy of the undersigned.



Sincerely,                              AGREED:


____________________________________    ________________________________________
Charles T. Comiso                       [OptioneeName]
President and Chief Executive Officer